Filed by: Mavenir Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mavenir Systems, Inc.

Commission File No.: 001 - 36171

Mitel Acquisition of Mavenir - Marketing Brief

1.	What are we announcing today?

Mavenir has entered into a definitive agreement to be acquired by Mitel Networks Corporation.

The purchase price is approximately $560M. This works out to $17.94 per share to Mavenir Systems shareholders; exchange offer of $11.08 per share in cash and $.675 per share in Mitel stock. The transaction is expected to close in the 2Q2015 timeframe.

2.	Who is Mitel?

Mitel is a global leader in providing business communications and collaboration software and services to Small Business, Mid-Market and Large Enterprise customers worldwide. Mitel is a dominant player in the IP-PBX market with #1 market share in Europe and #3 market share in the US. Mitel is also the #1 market share leader in Cloud Telephony solutions in terms of seats, ahead of well-known providers RingCentral and 8x8. Also, Gartner named Mitel as a leader in their Magic Quadrant for Fixed Unified Communications.

Mitel is headquartered in Ottawa, Canada, and has approximately3,200 employees globally. They hold over 1,800 patents and pending applications in areas such as VoIP, collaboration, and presence.

3.	What is the rationale behind the acquisition?

The main driver is convergence and the ability to provide business critical voice and high value business collaboration services across Mobile and Enterprise networks. The acquisition creates a new global force in IP Communications with a unique value proposition that capitalizes on two trends that are driving change in the communications industry today, convergence and cloud. Both companies are established leaders in adjacent markets segments, Mavenir in wireless and Mitel in Enterprise, with complementary portfolios, which positions the combined company to provide fully integrated solutions to large carriers with properties or assets across these adjacent markets.

There are additionally immediate benefits to both companies that were strong contributing factors that motivated each company to enter into the definitive agreement for Mitel to acquire Mavenir.

4.	What is the benefit to Mitel?

a.	Mobile. Today, Mitel primarily focuses on premise-based solutions (phones, PBX, IP PBX), cloud telephony, and contact centers. By acquiring Mavenir, Mitel steps very directly into the mobile supplier domain with immediate access to a cutting edge, all software based portfolio of mobile network solutions.

b.	Growth. The large majority of Mitel’s revenue comes from the Premise solutions business, which is generally a flat market. The contact center and cloud telephony business are growing at >20% annually but are relatively small in revenue terms, so Mitel is looking for more growth.

c.	Operator Relationships. Mitel gains access to Mavenir’s direct relationships with large carriers as an incumbent in mobile operator networks. Mitel generally serves the Enterprise market through an extensive network of channels and distributors. Presence with operators gives Mitel the opportunity to move into the hosted business services space, where the competition includes Broadsoft, Genband and other large Telco suppliers.

5.	What is the benefit to Mavenir?

a.	Scale. Mitel is a $1+ billion revenue (large) company that is profitable and has deeper pockets. Even though Mavenir went public in late 2013 and is growing at ~30% annually, Mavenir is a $130 million revenue (midsize) company without deep pockets. Cash is an essential requirement for growth to continue to invest in the business.

b.	Stability. As a midsize company, there is always the question that someone will come along and buy Mavenir, which implies there is always a question (fear) of the unknown that overhangs the company. With this acquisition, that question/concern is off the table… the unknown is now known, and it’s good for Mavenir and Mavenir’s customers. Mitel is a large company that is financially stable and can provide a level of commitment to the business that our tier one customers expect from their suppliers.

c.	Value. Mitel is a market leader in Fixed Unified Communications, as well as Cloud Telephony, with a portfolio of solutions that enable high value business services to Enterprises. Mitel also has a large number of large Enterprise customers spread across number of industry verticals, the types of customers that are coveted by large carriers. The combined company is now able to leverage this customer base, high value business services and vertically integrated solutions for the benefit of its large carrier customers to target higher ARPU business subscribers with new revenue generating services. With continued service commoditization driven by OTT, the value of having business services in the portfolio can’t be under-estimated.

6.	What is the benefit to Mavenir’s customers?

This acquisition is a win-win for Mavenir’s customers. First, Mavenir will be integrated into Mitel as a separate business unit that will be led by the existing management team, so there will be little/no disruption to Mavenir as a trusted supplier to, and partner with our customers.

Second, Mitel gives Mavenir the scale and stability mentioned above, which is critical as the industry enters a next phase of market adoption for VoLTE/RCS technologies. Mavenir has been successful in being selected by carriers who are early adopters of VoLTE/RCS based on having built strong brand awareness as a specialist in VoLTE and in the transition to NFV and cloud technologies; however, the industry is moving to the next phase of adoption marked by operators who are “followers” and are dependent on vendors as end-to-end suppliers of technologies and services, and prioritize scale as mandatory to meet their business needs. This acquisition ensures that Mavenir will continue to grow and remain as a tier one supplier for years to come.

7.	How does this acquisition compare with Oracle’s acquisitions of Tekelec and Acme Packet?

It doesn’t. This acquisition is completely different, there are virtually no parallels other than size perhaps, i.e. big fish swallows small fish. Oracle is a software company with different best practices and business models than either Tekelec or Acme; Mitel is a Communication Networking supplier, the same as Mavenir, with common best practices and business models. Oracle acquired Tekelec/Acme because they saw the adoption of all-IP and cloud technologies as an opportunity to enter the Telco market; Mitel is already in the Telco market and is acquiring Mavenir as a logical move into an adjacent market, bringing together complementary portfolios to create a comprehensive solution that addresses fixed, mobile and enterprise markets.

In retrospect, the rationale behind the Oracle’s acquisitions was not so clear and it was very poorly executed. The Oracle acquisition of Acme Packet and Tekelec was part of a buying spree that was incomplete; Oracle never brought in the apps, services, and remaining infrastructure needed to provide comprehensive, end-to-end solution. Oracle alienated its customer base by freezing roadmaps, freezing existing contracts (many of which expired and took months to be renewed), increasing support and maintenance pricing, etc. From a corporate culture perspective and a business model perspective, Oracle and Acme Packet were diametrically opposed.

On the other hand, the rationale behind the Mitel’s acquisition is very clear, to create a converged portfolio that includes Mavenir’s cutting edge, market leading, end-to-end VoLTE solution. Mavenir, while somewhat smaller, is on more equal footing with Mitel and increases Mitel’s scope and addressable market. Both companies share a strong attitude of customer advocacy and will ensure that this transaction keeps our customers whole.

8.	What does this transaction mean to Mavenir competitively?

The best way to think of the newly combined company is that it’s a combination of Mavenir plus Broadsoft for large carriers looking to provide wireless and business services across mobile and enterprise markets. For example, now that mobile operators are deploying IMS for the mobile network, they are planning the migration of IP-based hosted UC and hosted PBX solutions onto the IMS network in order to service both markets from a single consolidated IMS network. Given Broadsoft’s incumbency in many service provider networks, most carriers assume they will take a multi-vendor approach to convergence, however, our combined company can deliver a single vendor solution with credible pedigrees in each respective market to warrant consider to replace Broadsoft.

Additionally, Mitel has market leadership in the Enterprise premise solutions domain (handset/PBX/IP PBX), market leadership in cloud telephony, and a robust portfolio of industry vertical solutions. Mitel also has strong relationships with channel partners and distributors, as well as directly with large Enterprises. So, another way of characterizing the combined company is that it would be analogous to Mavenir + Broadsoft + Avaya.

9.	How confident are we that the market is looking for this type of company?

Very. OTT is threatening operator business models by commoditizing services, challenging mobile operators’ price strategies and ability to create new revenue opportunities or even maintain existing ones. With the investment in VoLTE, a dominant theme in the mobile operator community is to find ways to monetize the powerful capabilities of the new network, of which, one obvious way is to add business services and leverage BYOD and enterprise mobility trends. Two examples of this opportunity are AT&T’s re-organization announcement late last year combining wireless and enterprise business units, and Verizon’s focus on leveraging VoLTE to introduce advanced service capabilities for industry verticals, such as Telepresence for the Health Care field.

10.	Why now?

Mavenir is now expanding past the early adopters and industry leading markets and moving towards the mass market. To do so effectively requires scale and an expansive, established channel strategy. The next wave of customers for Mavenir includes emerging markets. For Mavenir, scale is essential for growth into these markets and segments.

11.	What does this mean to me?

You are now part of a company that includes an expansive portfolio for businesses, enterprises, and call centers in addition to advanced 4G mobile network infrastructure. These are all market segments that are expected to grow significantly over the next 3-5 years.

12.	What does this mean to my existing customers?

Your existing customers now have a larger, richer, more complete portfolio of products and solutions to choose from. Ultimately this means our customers can achieve higher ARPU with our higher revenue generating products and services. This combined company provides accelerated path towards convergence.

13.	What does Mitel sell?

Mitel’s solutions include

•	Collaboration Software

•	Contact Center Solutions

•	Enterprise Mobility

•	Unified Communications

•	Cloud Communications

Mitel’s products include

•	Business phones - includes business IP sets, SIP phones, softphones, DECT phones, and voice over Wi-Fi phones

•	MiVoice - unified communications platforms addresses both small business and large enterprise needs, providing extensive communication features, robust call control, and support for a wide range of innovative desktop devices and applications

•	MiCloud – includes three key products: (1) MiCloud Business for small- to mid-sized companies, fully hosted and managed; (2) MiCloud Enterprise for large companies with 250+ employees; (3) MiCloud Contact Center for call centers of all sizes.

•	MiCollab - Mitel MiCollab combines collaboration, mobility, and messaging into a single solution that empowers people to collaborate more easily and effectively, no matter where they are, how they work and what device they use. Includes audio, video, web conferencing, presence, messaging, and mobility.

•	MiContact Center

•	Mitel Mobile

Mitel also sells services to manage and maintain the products and solutions along with professional services.

14.	Who do they sell it to? Are there vertical markets that Mitel focuses on?

Mitel sells products and solutions to the full range of business and enterprise customers – from the smallest businesses up to enterprises with tens of thousands of employees.

Vertical markets include education, financial services, government, healthcare, hospitality, professional services, and retail.

15.	What share of the business communications market does Mitel have?

Mitel has an installed base of over 60 million end-user customers in 100 countries. Mitel holds the #1 market share position in EMEA and #3 in North America.

For cloud based UC solutions, Mitel has #1 global market share, powering 20% of all cloud communications. Total cloud seats installed now exceed 1,000,000 making Mitel the largest and fastest growing based on subscriptions and seats. (Based on data available at the end of September 30, 2014.)

16.	What are the products and solutions that Mitel considers strategic?

1) Core

Mitel’s core or traditional premises-based business addresses a large, mature market with long customer lifecycles.

2) Cloud Telephony

The cloud telephony market/business is smaller than the core business today, however it is growing exponentially. Mitel already serves this market in three ways: as a retail cloud provider with Mitel AnyWare, through a wholesale offering that enables others to provide cloud services, and through the deployment of private cloud to larger enterprises and organizations.

3) Contact Center

Mitel provides full enterprise-class customer care solutions for businesses of any size. The cloud subscription model allows companies to quickly scale, supporting on-going growth and also enabling support for seasonal spikes in business. It virtually eliminates initial upfront investments and ensures that companies have the latest software and tools to provide the best customer service.

17.	What is their Go To Market strategy?

Mitel uses a primarily indirect distribution channel, which addresses the needs of customers in more than 100 countries through our 2500+ channel partners worldwide. To complement the channel partner network, Mitel also provides support to independent consultants who assist companies with network design, implementation and vendor selection.

The channel strategy in North America includes a direct touch sales organization to identify new business opportunities for our channel partners. Under this model, direct touch representatives work with end customers to develop a solution and deliver this opportunity to the channel partner for fulfillment.

In addition there are opportunities for the North American channel partners to augment their service revenues by joining the Mitel Authorized Partner Services Program, or APSP, which allows Mitel service requests to be contracted directly through our authorized partners. Finally, in order to support channel partners in introducing new technology or solution opportunities (such as data center virtualization skills), Mitel makes the suite of professional services offerings available to provide skilled resources to support partners in new focus areas.

Mitel’s market strategy in the international market is exclusively focused on an indirect channel model. In these markets, they are a channel-centric vendor with sales, engineering, training and marketing resources aligned to support channel partners. In specific countries, namely the UK, Netherlands and France, Mitel high-touch sales teams who provide vertical market sales and business development expertise to support those channels in selling into larger enterprise organizations complement the channel structure. Mitel works with a variety of channel categories based on specific country market requirements, market coverage and in-country resources.

This is in contrast to Mavenir’s Go To Market strategy, which is predominantly direct.

18.	Who are Mitel’s competitors?

For the core infrastructure product and solution portfolio (including phones and IP PBX), Mitel’s competitors are Avaya Inc. and Cisco Systems, Inc., as well as Alcatel-Lucent S.A., NEC Corporation, Panasonic Corporation, ShoreTel, Inc., Siemens Enterprise Networks and Toshiba Corporation.

In the premise based enterprise UC domain, the main competitors are Microsoft, Cisco, Avaya, Unify, IBM, NEC, Alcatel-Lucent, ShoreTel, Interactive Intelligence, and Huawei.

For the cloud based UCaaS offering, the main competitors are 8X8, ThinkingPhone, RingCentral, Orange Business Services, West, Intermedia, Microsoft, Shoretel, and Google.

19.	Where are Mitel’s headquarters, R&D, sales & marketing, and support located?

Corporate head office, sales, and R&D is located Ottawa, Canada. U.S. headquarters and additional R&D is located in Mesa, Arizona. UK and EMEA regional headquarters are located in Caldicott, UK.

In addition, there are a number of regional sales offices throughout the world, including offices:

•	throughout the U.S. and Canada, including sales-service offices and distribution, demonstration and training centers across both countries;

•	throughout Europe, the Middle East and Africa, or EMEA, including the United Kingdom, France and the Netherlands;

•	in Asia-Pacific, including Hong Kong (China), Singapore and Sydney (Australia); and

•	in the Caribbean and Latin America, including in Mexico City (Mexico).

20.	What is Mitel’s history?

Mitel was incorporated on January 12, 2001.

IPO on NASDAQ on April 22, 2010.

In June 2013, Mitel acquired PrairieFyre Software. PrairieFyre was a Microsoft Gold Certified Partner developing .NET-based telecommunications products including contact center, call accounting, and customer relationship management solutions.

In January 2014, Mitel completed the acquisition of Aastra Technologies Limited that also brought in Telepo along with it. Aastra had acquired Telepo in late 2013. Aastra provided consolidated growth for Mitel’s core business and significantly higher presence in European market that made the combined company #1 there in enterprise communications. Telepo provided multi-tenancy capability to Mitel and Aastra’s portfolio of cloud telephony.

In March 2014, Mitel acquired contact center supplier OAISYS, a leading developer of integrated call recording and quality management solutions.

21.	What are the specific skillsets and expertise on the Mitel team?

Through organic and acquisitive growth, Mitel has technical and product acumen across the full range of business and enterprise communications. This includes

•	Physical business desktops

•	Softclients for the PC, table, smartphone

•	IP PBX

•	Hosted business services

•	Call control (softswitch)

•	Virtualization and Cloud deployments

•	Contact Center

•	Call Recording

22.	Are there non-core businesses that we may divest?

Not at all. The Mavenir portfolio remains intact. Our full portfolio is all about delivering VoLTE, IMS, VoWiFi in an end-to-end solution – helping operators scale, ensure security, performance optimization, and enable interoperability.

23.	Will there be changes to the Mavenir product portfolio?

In the near term, there will be no changes to our portfolio. You should expect that over time, as the teams and products are brought together, there will be some amount of integration where it makes sense.

24.	Will there be any changes to the current sales process?

In the first phase of the integration process, the Mavenir and Mitel sales processes will remain as they are today. A thorough analysis of each company’s sales process will highlight the best practices from both operations and identify areas within the current processes to be harmonized. As additional information becomes available, it will be communicated.

25.	My customer expects this feature/load/product/solution by a certain date – does this change in any way?

The acquisition will not affect the deliverables to your customer.

26.	How will the two companies be integrated? Are there overlapping organizations that would get merged together?

Mavenir will be absorbed as a standalone business unit with the current management team remaining in place. Mavenir G&A will combine with Mitel G&A, including finance, legal, HR.

27.	Can we leverage the Mitel channels?

Yes. Once the transaction is closed, additional details will be shared on how and when the Mitel channel can be used for the Mavenir portfolio.

28.	What changes should we expect in our development process? Roadmap? Pricing/licensing? Contracts? Support?

At this point, there will be no changes in these areas.

29.	What about the Mavenir name brand – does it stay or change?

The Mavenir name brand remains intact. Market recognition of the Mavenir name is very strong, particularly as it relates to VoLTE, VoWi-Fi, RCS, and messaging.

30.	Our competition is mainly ALU, Ericsson, Huawei, and NSN; how does our being acquired improve the odds when competing against these guys?

This is primarily a value prop question. In many ways, the Mitel/Mavenir tie-up is akin to what Mavenir plus Broadsoft would be, but with so much more as Mitel brings to the fore market leading premise solutions (business endpoints, IP PBX products), cloud telephony solutions, and call center solutions.

31.	Who should I contact for more Info?

Please contact strategy and marketing team.

For Executive Discussions:	Ian Maclean (ian@mavenir.com)
For Product Details:	Seenu Eswara (seenu.eswara@mavenir.com)
For Market Strategy:	Swapan Nandi (swapan.nandi@mavenir.com),
Ashish Singh (ashish.singh@mavenir.com) or
Kevin Summers (kevin.summers@mavenir.com)
For Media Relations:	Maryvonne Tubb (mtubb@mavenir.com)

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer for the outstanding shares of Mavenir’s common stock described in this document has not commenced. Mitel will file with the Securities and Exchange Commission (the “SEC”) exchange offer materials on Schedule TO (including an offer to exchange, a related letter of transmittal and other offer documents) and a Registration Statement with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Mitel and Mavenir also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of Mavenir are urged to read the exchange offer materials and the Solicitation/Recommendation Statement and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. These offer materials will be mailed to stockholders of Mavenir. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Mavenir will be available free of charge on Mavenir’s internet website at http://www.mavenir.com or by contacting Mavenir’s Investor Relations Department at (469) 916-4393, ext. 5080. Copies of the documents filed with the SEC by Mitel will be available free of charge on Mitel’s internet website at http://www.mitel.com or by contacting Mitel’s Investor Relations Department at (469) 574-8134. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Forward-Looking Statements

The statements contained in this document that are not historical facts are forward-looking statements within the meaning of U.S. and Canadian securities laws that reflect Mavenir’s and Mitel’s expectations regarding future events. Forward-looking statements can generally be identified by words such as “anticipates,” “may,” “can,” “believes,” “expects,” “projects,” “intends,” “likely,” “target,” “will,” “to be” and other expressions that are predictions or indicate future events, trends or prospects, although not all forward-looking statements contain these identifying words. These forward-looking statements involve substantial risks and uncertainties that could significantly affect expected results, and actual future results and stockholder values of Mavenir, Mitel and the combined company could differ materially from those described in these statements.

Forward-looking statements include, without limitation, statements regarding the closing of the proposed transaction, the satisfaction of the conditions to closing, the expected benefits of the transaction, the expected financial performance of the combined company, expected operating synergies and cost savings and other statements. Risks that could cause actual results to differ include the inherent uncertainty associated with financial or other projections; the integration of Mavenir’s business with Mitel’s and the ability to recognize the anticipated benefits from the acquisition of Mavenir; the ability to obtain required regulatory approvals for the exchange offer and merger, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the acquisition; whether a sufficient number of Mavenir shares are tendered into the offer to satisfy the minimum condition; the risk that the conditions to the exchange offer or merger may not be satisfied on a timely basis or at all and the failure of the exchange offer or merger to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the exchange offer and merger; the anticipated size of the markets and continued demand for Mitel and Mavenir products and the impact of competitive products and pricing that could result from the announcement of the acquisition of Mavenir; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel’s debt to fund the cash portion of the consideration in connection with the exchange offer and merger; Mitel’s ability to achieve or sustain profitability in the future; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions, particularly in connection with the Ukraine and the Middle East; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and Mitel’s ability to implement and achieve its business strategies successfully. Additional risks and uncertainties are described in Mavenir’s and Mitel’s public filings with the SEC, including the Offer to Exchange/Prospectus to be filed by Mitel and the Solicitation/Recommendation Statement to be filed by Mavenir in connection with the exchange offer and merger. Investors should not place undue reliance on forward-looking statements in this document. Mavenir does not assume any obligation to update the forward-looking statements provided herein, except as required by law.